Filed Pursuant to Rule 433
Registration Statement No. 333-137225

Healthcare Property Investors, Inc.
Floating Rate Notes due 2008

Pricing Term Sheet

Issuer:	Healthcare Property Investors, Inc.
Size:	$300,000,000
Maturity:	September 15, 2008
Coupon:	3-month U.S. dollar LIBOR plus 45 basis points
Initial Base Rate:	3-month U.S. dollar LIBOR, as determined on September 15, 2006
Price:	100% of face amount
Proceeds (before expenses) to HCP:	$299,250,000
Reoffer Spread:	3-month U.S. dollar LIBOR plus 45 basis points
Interest Payment Dates:	The 15th of March, June, September and December, commencing December 15, 2006
Redemption:

In addition to the Change of Control Repurchase Event described in the Preliminary Prospectus Supplement dated September 11, 2006, redeemable in whole or in part on March 15, 2007 and quarterly thereafter at 100%, plus accrued and unpaid interest.

Settlement:	T+5; September 19, 2006
CUSIP:	421915EE5
Ratings:	Baa2/BBB+/BBB+

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663 or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.